UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____May 9, 2007_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On May 9, 2007, Integrys Energy Group will issue a news release reporting its financial results for the quarter ended March 31, 2007. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on May 9, 2007 to discuss the 2007 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

        (a)   Not applicable.

        (b)   Not applicable.

        (c)   Exhibits. The following exhibit is being filed herewith:

                99.1   News Release dated May 9, 2007 reporting Integrys Energy Group, Inc. financial results for the quarter ended March 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: May 9, 2007

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated May 9, 2007

Exhibit
Number

99.1   News Release dated May 9, 2007 reporting Integrys Energy Group financial results for the quarter ended March 31, 2007

Exhibit 99.1

NEWS RELEASE



Integrys Energy Group, Inc.

130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com

Contacts: Joseph P. O'Leary - SVP & CFO
Integrys Energy Group, Inc.
(312) 228-5411

Donna M. Sheedy - Manager Investor Relations
Integrys Energy Group, Inc.
(920) 433-1857

INTEGRYS ENERGY GROUP REPORTS 2007 FIRST QUARTER RESULTS AND ISSUES 2007 AND 2008 EARNINGS GUIDANCE

Chicago, IL – May 9, 2007 – Integrys Energy Group, Inc. (NYSE: TEG), an operator of regulated natural gas and electric utilities and nonregulated energy related business units, today announced its financial results for the quarter ended March 31, 2007.

On February 21, 2007, WPS Resources Corporation ("WPS Resources") completed its merger with Peoples Energy Corporation ("Peoples Energy") and changed its name to Integrys Energy Group, Inc. ("Integrys Energy Group"); therefore, the results reported below reflect the contribution of Peoples Energy to Integrys Energy Group beginning on February 22, 2007.

Highlights:

- Integrys Energy Group produced income available for common shareholders of $139.4 million, or $2.41 per diluted share, in the first quarter of 2007 compared to $60.1 million, or $1.48 per diluted share, for the comparable quarter in 2006.

  o Natural gas utility earnings increased by $28.5 million to $35.2 million for the first quarter of 2007, from $6.7 million for the comparable quarter in 2006. Approximately $11.9 million in after-tax income, or $0.21 per diluted share, was generated at the natural gas distribution operations in Michigan and Minnesota, which were acquired on April 1, 2006 and July 1, 2006, respectively. Approximately $7.4 million in after-tax income, or $0.13 per diluted share, was contributed by The Peoples Gas Light and Coke Company and North Shore Gas Company, beginning on February 22, 2007, after the merger was complete, through March 31, 2007.

  o Electric utility earnings increased by $1.0 million to $16.5 million for the quarter ended March 31, 2007, compared to $15.5 million for the comparable quarter in 2006.

- o Earnings at Integrys Energy Services, Inc. ("Integrys Energy Services"), the nonregulated energy services subsidiary of Integrys Energy Group, increased $42.6 million, to $79.7 million for the quarter ended March 31, 2007, from $37.1 million for the quarter ended March 31, 2006. Pre-tax margins increased $29.3 million, to $108.7 million during the first quarter of 2007 compared to $79.4 million in the comparable quarter last year, driven by a $24.4 million increase in mark-to-market gains on derivative instruments primarily used to protect the economic value of retail electric and natural gas supply contracts and Section 29/45K tax credits. These retail electric and natural gas supply contracts protect the economic value of customer sales contracts. The ultimate margin related to these supply and customer sales contracts will be recognized when the energy is delivered. Until that time, the fluctuation in the value of the derivative supply contracts will be reflected in future periods. Integrys Energy Services also recognized a $14.8 million after-tax gain in discontinued operations related to the sale of its Niagara generation facility in the first quarter of 2007. In addition, tax credits from Integrys Energy Services' ownership interest in a synthetic fuel production facility increased $16.1 million.

  - o Equity earnings recognized from the company's investment in American Transmission Company LLC ("ATC") increased approximately 34% to $7.1 million after tax in the first quarter of 2007, compared with $5.3 million after tax in the first quarter of 2006. Integrys Energy Group owned approximately 31% of ATC at March 31, 2007.

- Integrys Energy Group produced $1.74 diluted earnings per share from continuing operations – adjusted in the first quarter of 2007 compared with $1.29 in the comparable quarter in 2006. Please see the attached "Diluted Earnings Per Share Information – Non-GAAP Financial Information" for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted. The management of Integrys Energy Group believes that diluted EPS from continuing operations – adjusted is a useful measure for providing investors with additional insight into the company's operating performance and the effects of certain items that are not comparable from one period to the next. The 2007 results included:

  - o $19.0 million in after-tax income from synthetic fuel activities, or $0.33 per diluted share, which included $20.6 million in recognized federal tax credits and $0.6 million of after-tax gains on derivative instruments used to protect the value of Section 29/45K tax credits, partially offset by $2.8 million of after-tax operating losses from our synthetic fuel facility.

- o $1.8 million in after-tax expenses, or $0.03 per diluted share, related to the impact certain purchase accounting adjustments associated with the Peoples Energy merger had on earnings from February 22, 2007, through March 31, 2007.

- o $0.6 million in after-tax expenses, or $0.01 per diluted share, related to external transition costs to achieve merger synergy savings associated with the Peoples Energy merger.

- o $0.3 million in after-tax transition costs, or $0.01 per diluted share, associated with our recently acquired natural gas utility operations in Michigan and Minnesota.

"The first quarter of 2007 was filled with accomplishments, including completing the merger with Peoples Energy, filing rate cases in Illinois, and producing strong results," stated Larry Weyers, Integrys Energy Group's President and CEO. "Since the close of the merger, our integration teams have made significant progress executing their integration plans.

"As we look toward the remainder of 2007, we will be focused on completing the integration of our nonregulated operations during the third quarter and establishing a new services company during the latter portion of the year. The services company will provide shared services to our utility and nonregulated operations. Our goal is to produce diluted earnings per share in the range of $3.35 to $3.55 for 2007, which includes $0.26 decrease in diluted earnings per share from the impact of Peoples merger transition costs, $0.14 decrease in diluted earnings per share from the impact of purchase accounting adjustments related to the merger, and positive results of discontinued operations of between $0.85 and $0.86 diluted earnings per share. For 2008, we see our diluted earnings per share rising to a range of $3.67 to $3.94, including merger transition expenses and the negative impacts relating to purchase accounting adjustments," added Weyers. "Fully diluted earnings per share from continuing operations – adjusted excludes the negative $0.16 diluted earnings per share impact of merger transition costs and the negative $0.10 diluted earnings per share impact of purchase accounting adjustments and are expected to be in the range of $3.93 to $4.20. Our strategy of providing a high level of service to our customers, maintaining a strong balance sheet, and developing a dedicated employee base has provided us with a strong foundation to grow our operations and deliver value to our shareholders."

The following table depicts income available for common shareholders and revenue for the comparable first quarters ended March 31.

Income Available for Common Shareholders and Revenue
For the Quarters Ended March 31, 2007 and March 31, 2006

	Income (Loss)		Revenue	
Segment	2007 (in millions)	2006 (in millions)	2007 (in millions)	2006 (in millions)
Electric Utility	$ 16.5	$15.5	$ 299.2	$ 256.4
Gas Utility	35.2	6.7	681.8	193.0
Integrys Energy Services	79.7	37.1	1,775.4	1,557.8
Oil and Gas	8.0	-	-	-
Holding Company and Other	-	0.8	2.9	0.3
Intersegment Eliminations	-	-	(12.7)	(11.8)
Total Integrys Energy Group	$139.4	$60.1	$2,746.6	$1,995.7

Segments

Integrys Energy Group's Electric Utility segment includes the regulated electric utility operations
of two wholly owned utility subsidiaries, Wisconsin Public Service Corporation and
Upper Peninsula Power Company. The Gas Utility segment consists of the natural gas utility
operations of The Peoples Gas Light and Coke Company, Wisconsin Public Service
Corporation, Minnesota Energy Resources Corporation, Michigan Gas Utilities Corporation, and
North Shore Gas Company.

Integrys Energy Services is a diversified nonregulated energy supply and services company
serving commercial, industrial, and wholesale customers and aggregated groups of residential
customers. Its principal market is the northeast quadrant of the United States and adjacent
portions of Canada and Texas. Its principal operations are in Colorado, Illinois, Maine,
Michigan, New York, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta,
Ontario, and Quebec in Canada. Integrys Energy Services also owns and operates
nonregulated electric generation facilities.

Integrys Energy Group's Oil and Gas segment includes the nonregulated Peoples Energy
Production Company.

The Holding Company and Other segment includes the operations of Integrys Energy Group's
holding company and the non-utility activities of The Peoples Gas Light and Coke Company,
Wisconsin Public Service Corporation, Upper Peninsula Power Company, Minnesota Energy
Resources Corporation, Michigan Gas Utilities Corporation, and North Shore Gas Company.
Equity earnings from the company's investments in the American Transmission Company and
Wisconsin River Power Company are also included in the Holding Company and Other
Segment.

Discontinued Operations

In connection with the February 21, 2007, merger with Peoples Energy, Integrys Energy Group announced its intent to divest Peoples Energy Production Company, its oil and gas business. The divestiture will allow Integrys Energy Group to focus on its core businesses, reduce external financing requirements, and reduce Integrys Energy Group's risk profile. It is anticipated that the divestiture will be completed by the end of 2007. During the quarter ended March 31, 2007, the oil and gas segment recorded after-tax earnings of $8.2 million as a component of discontinued operations.

During the past twelve months Integrys Energy Services sold WPS Niagara Generation, LLC and Sunbury Generation, LLC. Results from these entities have been reflected in discontinued operations. Discontinued operations related to WPS Niagara Generation, LLC increased from after-tax earnings of $0.4 million during the quarter ended March 31, 2006, to after-tax earnings of $14.8 million in the first quarter of 2007. The increase in income generated from WPS Niagara Generation LLC was due to the $14.8 million after-tax gain recorded on the sale of this facility in the first quarter of 2007. During July 2006, Sunbury Generation, LLC was sold. During the first quarter of 2006, Sunbury recorded earnings of $1.2 million, which is reflected as a component of discontinued operations.

First Quarter Financial Results

Electric Utility Segment Earnings

Electric utility earnings increased by $1.0 million to $16.5 million for the quarter ended March 31, 2007, from $15.5 million for the comparable quarter in 2006. Electric utility earnings improved during the first quarter of 2007 as a result of approved retail rate increases implemented at Wisconsin Public Service Corporation (effective January 12, 2007) and Upper Peninsula Power Company (effective June 28, 2006). Sales volumes also increased 2.8% during the first quarter of 2007 versus the comparable quarter last year, driven by a 6.9% increase in heating degree days and an increase in weather-normalized use per customer. The colder weather conditions contributed approximately an additional $0.8 million, or $0.01 per diluted share, to electric segment earnings.

Electric margins rose $18.2 million to $148.9 million during the first quarter of 2007, compared with $130.7 million for the comparable quarter in 2006, primarily due to the implementation of rate increases and higher sales volumes previously mentioned.

Partially offsetting the increased margins was $15.0 million in increased operating and maintenance expenses, which included $4.8 million in pre-tax external transition costs associated with the recently completed merger with Peoples Energy, $4.0 million in additional electric transmission expenses, a $3.6 million increase in general and administrative expenses, primarily due to higher employee benefit costs, and a $3.8 million increase in maintenance

expenses largely due to planned maintenance at Wisconsin Public Service's Weston 2
generation station.

Natural Gas Utility Segment Earnings

During the first quarter of 2007, the results from the regulated natural gas utility operations
reflected the added contribution of the acquired natural gas distribution operations in Michigan
and Minnesota and, beginning on February 22, 2007, the impact of The Peoples Gas Light and
Coke Company and North Shore Gas Company. Natural gas utility earnings increased
$28.5 million to $35.2 million during the first quarter of 2007, compared to $6.7 million during the
comparable quarter in 2006. The 2007 results included approximately $2.0 million in pre-tax
external transition costs associated with the recently completed Peoples Energy merger.
Approximately $11.9 million in after-tax income was generated at the natural gas distribution
operations in Michigan and Minnesota, which included $0.5 million in pre-tax external transition
costs this quarter related to the acquisitions that closed in 2006. The Peoples Gas Light and
Coke Company and North Shore Gas Company contributed about $7.4 million in after-tax
income to this segment. After-tax earnings at the natural gas utility operations of Wisconsin
Public Service Corporation rose $5.2 million to $15.9 million during the first quarter of 2007,
compared with $10.7 million during the comparable quarter last year, due to an increase in
volumes to residential and commercial and industrial customers, due in part to a 6.9% increase
in heating degree days in the first quarter of 2007 versus the first quarter last year and an
increase in average weather-normalized use per customer.

Natural gas utility margins increased $127.1 million to $171.9 million during the first quarter of
2007, compared with $44.8 million for the same quarter in 2006. Approximately $69 million was
contributed by The Peoples Gas Light and Coke Company and North Shore Gas Company and
about $48 million was added from the natural gas distribution operations in Michigan and
Minnesota. The colder weather conditions discussed contributed approximately an additional
$1.4 million, or $0.02 per diluted share, to Wisconsin Public Service Corporation's natural gas
earnings.

Integrys Energy Services Segment Earnings

Integrys Energy Services' earnings rose $42.6 million, to $79.7 million for the quarter ended
March 31, 2007, from $37.1 million for the quarter ended March 31, 2006. Margins increased
$29.3 million. Total mark-to-market gains on derivative instruments used to protect the
economic value of retail electric and natural gas supply and customer sales contracts and
Section 29/45K tax credits were $56.2 million pre-tax in the first quarter of 2007, compared with
net mark-to-market gains of $31.8 million pre-tax in the first quarter of 2006. Accounting rules
dictate the timing associated with the recognition of gains and losses on derivative instruments
that do not qualify for hedge accounting. Retail electric and natural gas supply contracts are
used to protect the economic value of customer sales contracts. The ultimate margin related to
these contracts will be recognized when the energy is delivered, until that time the fluctuation in
the value of the derivative supply contracts will be reflected in future periods.

Synthetic fuel activities generated an after-tax net income of $19.0 million during the first quarter of 2007, including $20.6 million in Section 29/45K federal tax credits and an after-tax operating loss of $2.8 million at the company's synthetic fuel facility. During the first quarter of 2006, synthetic fuel activities contributed $9.7 million to net income (see page 4 of the Supplemental Quarterly Financial Highlights for more information). The higher tax credits resulted primarily from the impact of accounting rules associated with accounting for income taxes in interim financial statements. In light of the fact that the company realized more than half of its expected income for 2007 in the first quarter of 2007, it recognized more than half of its expected tax credits in the first quarter due to the use of the annual effective tax rate.

Excluding the impacts of mark-to-market gains, Integrys Energy Services' gross margins increased 6.9 million dollars on a pre-tax basis.

Forward contracted electric sales volume at Integrys Energy Services rose to 74.6 million megawatt-hours at the end of the first quarter of 2007 compared with 29.9 million megawatt-hours at the end of the first quarter of 2006. Forward contracted natural gas sales volumes rose to 510 billion cubic feet on March 31, 2007 compared to 420 billion cubic feet on March 31, 2006. The increase in volume was driven largely from growth in customer-based retail and wholesale origination activities, including the company's expansion into new markets in Texas and Illinois and ramp-up of activity in the Midwest and Northeast. Approximately 60% of the forward electric volumes and over 70% of the forward natural gas volumes are contracted to be delivered within one year.

Detailed explanations related to the change in Integrys Energy Services' margin and more information on Section 29/45K tax credits will be available in Integrys Energy Group's Form 10-Q that we expect to file with the Securities and Exchange Commission today.

Holding Company and Other Segment Earnings

The Holding Company and Other segment broke even during the first quarter of 2007 compared with earnings of $0.8 million in the comparable quarter in 2006, due to increased interest expense associated with the higher debt levels that resulted from the acquisition of the natural gas distribution operations in Michigan and Minnesota and increased working capital requirements at the nonregulated operations. The increased interest expense was partially offset by a $7.8 million decrease in operating expenses associated with the allocation of transition costs to achieve merger synergy savings incurred prior to the first quarter of 2007 from the Holding Company and Other segment to the other reportable segments that will ultimately benefit from the synergy savings resulting from these costs to achieve.

Integrys Energy Group also recorded a 34%, or $1.8 million, quarter-over-quarter increase in after-tax equity earnings, to $7.1 million in the first quarter of 2007 compared with $5.3 million in the first quarter of 2006, from the company's investment in ATC.

Average Shares of Common Stock

Diluted earnings per share was impacted by the items discussed above as well as an increase of 17.2 million shares in the weighted average number of outstanding shares of Integrys Energy Group's common stock for the quarter ended March 31, 2007, compared with the same quarter in 2006. Integrys Energy Group issued 31.9 million shares on February 21, 2007, in conjunction with the merger with Peoples Energy and also issued 2.7 million shares of common stock in May 2006 when it elected to settle its forward equity agreement with an affiliate of J.P. Morgan Securities, Inc. Additional shares were also issued under the Integrys Energy Group, Inc. Stock Investment Plan and certain stock-based employee benefit plans.

EARNINGS FORECAST

Integrys Energy Groupcontinues to manage its portfolio of businesses to achieve long-term growth in its utility and nonregulated operations, while maintaining an emphasis on regulated growth. The company's emphasis on regulated growth has been demonstrated by the merger with Peoples Energy Corporation, ongoing expansion of its generation fleet, as well as the acquisition of retail natural gas distribution operations in Michigan and Minnesota during 2006. In all of the company's business units, financial tools commonly used in the industry are utilized to help mitigate risk for the benefit of both shareholders and customers. Also, the company's asset management strategy continues to deliver shareholder return from certain asset transactions. The company's long-term diluted earnings per share growth rate target remains at 6% to 8% on an average annualized basis, with fluctuations in any given year that may be above or below that target range.

The company anticipates generating earnings per diluted share in 2007 in the range of $3.35 and $3.55 diluted earnings per share, which includes discontinued operations. This guidance assumes normal weather conditions for the remainder of 2007, the availability of generation units, the merger impacts relating to transition costs and purchase accounting adjustments, and the completion of asset management sales. It also includes about $0.57 per diluted share contribution from Peoples Energy Production Company, which will be reflected in discontinued operations. This contribution could be less if the divestiture were to take place prior to the end of 2007. Additionally, the diluted earnings per share guidance does not include the impact of mark-to-market activity, except for certain mark-to-market activity related to business originating prior to 2007, which will be completed in 2007.

The projected guidance range for 2007 diluted earnings per share from continuing operations – adjusted is anticipated to be between $2.66 and $2.85. Diluted earnings per share from continuing operations – adjusted guidance provides investors with additional insight into our operating performance **and** the effects of certain items that are not comparable from one period to the next. Please see the attached "Diluted Earnings per Share Information – Non GAAP

Financial Information" (page 2) for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted.

The company's 2008 guidance is between $3.67 and $3.94 diluted earnings per share, assuming normal weather conditions, the availability of generation units, the impacts of merger transition costs, the impacts of purchase accounting adjustments related to the merger, and the completion of asset management sales. The diluted earnings per share guidance assumes that Peoples Energy Production Company is divested by the end of 2007. Additionally, the diluted earnings per share guidance does not include the impact of mark-to-market activity, except for certain mark-to-market activity related to business originating prior to 2008, which will be completed in 2008.

The projected guidance range for 2008 diluted earnings per share from continuing operations – adjusted is anticipated to be between $3.93 and $4.20. Diluted earnings per share from continuing operations – adjusted guidance provides investors with additional insight into our operating performance **and** the effects of certain items that are not comparable from one period to the next. Please see the attached "Diluted Earnings per Share Information – Non GAAP Financial Information" (page 2) for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted.

CONFERENCE CALL

An earnings conference call is scheduled for 3:00 p.m. Central time on Wednesday, May 9, 2007. Larry L. Weyers, President and Chief Executive Officer of Integrys Energy Group, will discuss 2007 first quarter results. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. LARRY WEYERS as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through May 23, 2007, by dialing 866-448-4799 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate Web site at http://www.integrysgroup.com/investor/presentation.asp. An archive of the Webcast will be available on the company's Web site at http://www.integrysgroup.com/investor/presentation.asp.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although the company believes it has been prudent in its plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and the company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. The company recommends that you consult any further disclosures it makes on related subjects in its 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions, which form the basis of forward-looking statements relevant to the company's business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Unexpected costs and/or unexpected liabilities related to the Peoples Energy merger, or the effects of purchase accounting that may be different from our expectations;

- The successful combination of the operations of Integrys Energy Group and Peoples Energy;

- Integrys Energy Group may be unable to achieve the forecasted synergies or it may take longer or cost more than expected to achieve these synergies;

- The credit ratings of Integrys Energy Group or its subsidiaries could change in the future;

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;

- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, changes in environmental, tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject, as well as changes in application of existing laws and regulations;

- Current and future litigation, regulatory investigations, proceedings or inquiries, including but not limited to, manufactured gas plant site cleanup, pending United States Environmental Protection Agency investigations of Wisconsin Public Service Corporation's generation facilities, and the appeal of the decision in the contested case proceeding regarding the Weston 4 air permit;

- Resolution of audits by the Internal Revenue Service and various state and Canadian revenue agencies;

- The effects, extent and timing of additional competition or regulation in the markets in which our subsidiaries operate;

- The impact of fluctuations in commodity prices, interest rates and customer demand;

- Available sources and costs of fuels and purchased power;

- Investment performance of employee benefit plan assets;

- Advances in technology;

- Effects of and changes in political, legal and economic conditions and developments in the United States and Canada;

- Potential business strategies, including mergers and acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as construction of the Weston 4 power plant and additional investment in American Transmission Company related to construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line);

- The direct or indirect effects of terrorist incidents, natural disasters or responses to such events;

- Financial market conditions and the results of financing efforts, including credit ratings, and risks associated with commodity prices (particularly natural gas and electricity), interest rates and counterparty credit;

- Weather and other natural phenomena, in particular the effect of weather on natural gas and electricity sales;

- The effect of accounting pronouncements issued periodically by standard-setting bodies; and

- Other factors discussed in the 2006 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the Securities and Exchange Commission.

About Integrys Energy Group, Inc.

Integrys Energy Group, Inc. (NYSE: TEG), headquartered in Chicago, Illinois, is a holding company for energy related subsidiaries, which includes regulated utilities and nonregulated subsidiaries.

The six regulated utilities consist of:

- **The Peoples Gas Light and Coke Company** is a natural gas utility serving more than 840,000 customers in the City of Chicago.
- **Wisconsin Public Service Corporation** is a regulated electric and natural gas utility serving approximately 429,000 electric customers and 312,000 natural gas customers in northeastern Wisconsin and an adjacent portion of Michigan's Upper Peninsula.
- **Minnesota Energy Resources Corporation** is a natural gas utility serving approximately 207,000 customers throughout Minnesota.
- **Michigan Gas Utilities Corporation** is a natural gas utility serving approximately 166,000 customers in lower Michigan.
- **North Shore Gas Company** is a natural gas utility serving approximately 158,000 customers in the northern suburbs of Chicago.
- **Upper Peninsula Power Company** is an electric utility that serves approximately 52,000 customers in Michigan's Upper Peninsula.

The nonregulated subsidiaries include:

- **Integrys Energy Services, Inc.** is a diversified nonregulated energy supply and services company serving commercial, industrial, and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations are in Colorado, Illinois, Maine, Michigan, New York, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. Integrys Energy Services also owns and operates nonregulated electric generation facilities.
- **Peoples Energy Production Company** is primarily engaged in the acquisition and development of proven onshore natural gas reserves with upside potential in a limited number of strategic supply basins. Value is then added through drilling programs, production enhancements, and reservoir optimization.

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

- Unaudited Financial Statements to Follow -

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended	
	March 31	
(Millions, except per share data)	2007	2006
Nonregulated revenue	$1,776.8	$1,556.6
Utility revenue	969.8	439.1
Total revenues	2,746.6	1,995.7
Nonregulated cost of fuel, natural gas, and purchased power	1,663.7	1,471.6
Utility cost of fuel, natural gas, and purchased power	651.8	269.1
Operating and maintenance expense	186.7	118.1
Depreciation and amortization expense	40.2	27.2
Taxes other than income taxes	21.1	14.6
Operating income	183.1	95.1
Miscellaneous income	12.3	8.7
Interest expense	(36.4)	(18.3)
Minority interest	0.1	1.2
Other expense	(24.0)	(8.4)
Income before taxes	159.1	86.7
Provision for income taxes	41.9	27.4
Income from continuing operations	117.2	59.3
Discontinued operations, net of tax	23.0	1.6
Net income before preferred stock dividends of subsidiary	140.2	60.9
Preferred stock dividends of subsidiary	0.8	0.8
Income available for common shareholders	$139.4	$60.1
Average shares of common stock		
Basic	**57.5**	40.3
Diluted	**57.8**	40.6
Earnings per common share (basic)		
Income from continuing operations	$2.02	$1.45
Discontinued operations, net of tax	$0.40	$0.04
Earnings per common share (basic)	$2.42	$1.49
Earnings per common share (diluted)		
Income from continuing operations	$2.01	$1.44
Discontinued operations, net of tax	$0.40	$0.04
Earnings per common share (diluted)	$2.41	$1.48
Dividends per common share declared	$0.583	$0.565

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	March 31	December 31
(Millions)	2007	2006
Assets		
Cash and cash equivalents	$57.3	$23.2
Restricted cash	-	22.0
Accounts receivable - net of reserves of $62.6 and $17.0, respectively	1,382.7	1,037.3
Accrued unbilled revenues	361.6	184.8
Inventories	514.1	456.3
Current assets from risk management activities	740.3	1,068.6
Deferred income taxes	7.3	-
Assets held for sale	640.5	6.1
Other current assets	152.8	129.1
Current assets	3,856.6	2,927.4
Property, plant, and equipment, net of accumulated depreciation of $3,142.4 and $1,427.8,		
respectively	4,286.2	2,534.8
Regulatory assets	918.5	417.8
Long-term assets from risk management activities	339.9	308.2
Goodwill	1,015.4	303.9
Pension assets	88.4	-
Other	437.0	369.6
Total assets	$10,942.0	$6,861.7
Liabilities and Shareholders' Equity		
Short-term debt	$699.8	$722.8
Current portion of long-term debt	54.5	26.5
Accounts payable	1,277.4	949.4
Current liabilities from risk management activities	719.9	1,001.7
Deferred income taxes	-	3.1
Liabilities held for sale	45.2	-
Temporary LIFO liquidation credit	177.4	-
Other current liabilities	449.9	202.9
Current liabilities	3,424.1	2,906.4
Long-term debt	2,145.3	1,287.2
Deferred income taxes	462.4	97.6
Deferred investment tax credits	39.3	13.6
Regulatory liabilities	298.2	301.7
Environmental remediation liabilities	349.9	95.8
Pension and postretirement benefit obligations	375.6	188.6
Long-term liabilities from risk management activities	296.2	264.7
Asset retirement obligations	134.8	10.1
Other	162.1	111.3
Long-term liabilities	4,263.8	2,370.6
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	3,203.0	1,533.6
Total liabilities and shareholders' equity	$10,942.0	$6,861.7

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Three Months Ended March 31	
(Millions)	2007	2006
Operating Activities		
Net income before preferred stock dividends of subsidiary	$140.2	$60.9
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	(23.0)	(1.6)
Depreciation and amortization	40.2	27.2
Recovery of Kewaunee outage expenses	2.5	3.1
Refund of non-qualified decommissioning trust	(13.6)	(13.8)
Recoveries and refunds of other regulatory assets and liabilities	9.0	6.6
Unrealized gains on nonregulated energy contracts	(54.6)	(31.8)
Pension and postretirement expense	16.1	12.0
Deferred income taxes and investment tax credit	8.1	6.2
Gains due to settlement of contracts pursuant to the merger with PEC	(4.0)	-
Gain on the sale of partial interest in synthetic fuel operation	(0.8)	(1.8)
Other	18.4	6.4
Changes in working capital		
Receivables, net	146.8	245.9
Inventories	104.4	(54.2)
Other current assets	39.0	22.7
Accounts payable	(142.2)	(257.7)
Other current liabilities	29.1	4.9
Net cash provided by operating activities	315.6	35.0
Investing Activities		
Capital expenditures	(57.6)	(65.0)
Proceeds from the sale of property, plant and equipment	-	1.2
Purchase of equity investments and other acquisitions	(16.6)	(27.3)
Purchase of emission allowances	-	(1.9)
Cash paid for transaction costs pursuant to the merger with PEC	(5.4)	-
Acquisition of natural gas operations in Michigan and Minnesota, net of liabilities assumed	1.7	-
Restricted cash for repayment of long-term debt	22.0	-
Restricted cash for acquisition	-	(314.9)
Transmission interconnection	(13.6)	(2.1)
Other	0.8	2.4
Net cash used for investing activities	(68.7)	(407.6)
Financing Activities		
Short-term debt, net	(232.1)	380.8
Gas loans, net	37.7	4.8
Repayment of long-term debt	(22.0)	-
Payment of dividends		
Preferred stock	(0.8)	(0.8)
Common stock	(27.1)	(22.5)
Issuance of common stock	11.9	6.4
Other	1.1	(0.4)
Net cash (used for) provided by financing activities	(231.3)	368.3
Change in cash and cash equivalents - continuing operations	15.6	(4.3)
Change in cash and cash equivalents - discontinued operations		
Net cash provided by operating activities	10.3	15.7
Net cash provided by (used for) investing activities	8.2	(16.4)
Net cash used for financing activities	-	-
Change in cash and cash equivalents	34.1	(5.0)
Cash and cash equivalents at beginning of period	23.2	27.7
Cash and cash equivalents at end of period	$57.3	$22.7

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group, Inc. prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) from continuing operations - adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS from continuing operations - adjusted is a useful measure for providing investors with additional insight into our operating performance and the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Three Months Ended March 31, 2007 and 2006

	Three Months Ended March 31	
	2007	**2006**
Diluted EPS from continuing operations	$2.01	$1.44
Diluted EPS from discontinued operations	0.40	0.04
Total Diluted EPS	**$2.41**	**$1.48**
Average Shares of Common Stock – Diluted	**57.8**	**40.6**
Information on Special Items:		
Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on diluted earnings per share from continuing operations for the three months ended March 31, 2007 and 2006 are as follows:		
Diluted EPS from continuing operations	**$2.01**	**$1.44**
Adjustments (net of taxes):		
External transition expenses related to MGUC and MERC acquisitions	0.01	0.06
Integrys Energy Services power contract in Maine liquidated in 2005	0.01	0.03
Peoples Energy merger transition costs	0.01	0.00
Peoples Energy merger – impacts related to purchase accounting adjustments	0.03	0.00
Synfuel - realized and unrealized oil option gains, tax credits, production costs, premium amortization, deferred gain recognition, and royalties	(0.33)	(0.24)
Diluted EPS from continuing operations – adjusted	**$1.74**	**$1.29**
Weather Impact - Utilities (compared to normal)		
Electric impact – favorable/(unfavorable)	$(0.01)	$(0.03)
Gas impact – favorable/(unfavorable)	(0.06)	(0.05)
Total weather impact	**$(0.07)**	**$(0.08)**

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Actual 2006 with 2007 and 2008 Forecasts

	Actual 2006	Potential 2007 Diluted EPS Ranges		Potential 2008 Diluted EPS Ranges	
		Low Scenario	High Scenario	Low Scenario	High Scenario
Diluted EPS from continuing operations	$3.50	$2.50	$2.69	$3.67	$3.94
Diluted EPS from discontinued operations	0.17	0.85	0.86	–	–
Total Diluted EPS	**$3.67**	**$3.35**	**$3.55**	**$3.67**	**$3.94**
Average Shares of Common Stock – Diluted	**42.4**	**71.7**	**71.7**	**77.0**	**77.0**
Information on Special Items:					
Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on the actual 2006 diluted earnings per share from continuing operations and the 2007 and 2008 diluted earnings per share from continuing operations guidance are as follows:					
Diluted EPS from continuing operations	**$3.50**	**$2.50**	**$2.69**	**$3.67**	**$3.94**
Adjustments (net of taxes):					
Asset Management (excluding land sales)	(0.22)	–	–	–	–
External transition expenses related to MGUC and MERC acquisitions	0.27	0.01	0.01	–	–
Integrys Energy Services power contract in Maine	0.09	0.01	0.01	–	–
Peoples Energy merger transition costs	0.03	0.26	0.26	0.16	0.16
Peoples Energy merger – impacts relating to purchase accounting adjustments	–	0.14	0.14	0.10	0.10
Synfuel - realized and unrealized oil option gains, tax credits, production costs, premium amortization, deferred gain	(0.47)	(0.26)	(0.26)	–	–
Diluted EPS from continuing operations – adjusted	**$3.20**	**$2.66**	**$2.85**	**$3.93**	**$4.20**
Weather impact - Utilities (compared to normal) [1]					
Electric impact – favorable/(unfavorable)	$(0.05)	$(0.01)	$(0.01)	$0.00	$0.00
Gas impact – favorable/(unfavorable)	(0.13)	(0.04)	(0.04)	0.00	0.00
Total weather impact	**$(0.18)**	**$(0.05)**	**$(0.05)**	**$0.00**	**$0.00**

[1] The 2008 diluted earnings per share from continuing operations – adjusted guidance assumes normal weather.

Integrys Energy Group

Supplemental Quarterly Financial Highlights

(millions, except per share amounts and Integrys Energy Services natural gas sales volumes)

	2006 1st Qtr	2006 2nd Qtr	2006 3rd Qtr	2006 4th Qtr	2006 Year Ended	2007 1st Qtr
Regulated Electric Utility Segment						
Revenues	$ 256.4	$ 262.4	$ 315.0	$ 265.6	$ 1,099.4	$ 299.2
year-over-year change	*5.1%*	*9.2%*	*5.5%*	*4.4%*	*6.0%*	*16.7%*
Fuel and purchased power costs	125.7	118.8	163.5	143.0	551.0	150.3
Margins	130.7	143.6	151.5	122.6	548.4	$ 148.9
year-over-year change	*-20.0%*	*-10.8%*	*2.0%*	*2.2%*	*-7.5%*	*13.9%*
margins/revenues	*51.0%*	*54.7%*	*48.1%*	*46.2%*	*49.9%*	*49.8%*
Operating and maintenance expense[2]	68.9	68.8	62.3	61.2	261.2	83.9
Depreciation and amortization	20.1	20.6	20.8	21.0	82.5	20.2
Taxes other than income	10.5	10.3	10.2	10.6	41.6	10.9
Operating Income	31.2	43.9	58.2	29.8	163.1	33.9
year-over-year change	*-24.5%*	*N/M[1]*	*17.8%*	*N/M[1]*	*107.2%*	*8.7%*
Income available for common shareholders	$ 15.5	$ 23.4	$ 31.0	$ 15.6	$ 85.5	$ 16.5
Sales in kilowatt-hours	3,829.3	3,777.0	4,221.5	4,097.5	15,925.3	3,935.5
year-over-year change	*4.0%*	*-0.7%*	*0.3%*	*3.2%*	*1.7%*	*2.8%*
Residential	793.6	697.9	847.9	805.4	3,144.8	838.6
Commercial and industrial	2,085.7	2,065.5	2,291.1	2,202.9	8,645.2	2,103.2
Resale	938.3	1,005.1	1,073.0	1,076.7	4,093.1	981.7
Other	11.7	8.5	9.5	12.5	42.2	12.0
Notes:						
[1]Not meaningful						
[2]External costs to achieve allocated (related to the merger with PEC)	N/A	N/A	N/A	N/A	N/A	$ 4.8
Regulated Natural Gas Utility Segment						
Revenues	$ 193.0	$ 95.6	$ 91.1	$ 297.2	$ 676.9	$ 681.8
year-over-year change	*10.6%*	*6.5%*	*26.9%*	*60.0%*	*29.7%*	*253.3%*
Purchased gas costs	148.2	62.0	58.1	225.5	493.8	509.9
Margins	44.8	33.6	33.0	71.7	183.1	171.9
year-over-year change	*-3.2%*	*42.4%*	*71.9%*	*102.0%*	*47.0%*	*283.7%*
margins/revenues	*23.2%*	*35.1%*	*36.2%*	*24.1%*	*27.0%*	*25.2%*
Operating and maintenance expense[3],[4]	24.9	32.5	31.3	36.6	125.3	75.9
Depreciation and amortization	4.6	6.5	8.7	8.9	28.7	16.7
Taxes other than income	1.7	2.7	4.1	3.3	11.8	6.6
Operating Income	13.6	(8.1)	(11.1)	22.9	17.3	72.7
year-over-year change	*-44.5%*	*N/M[1]*	*184.6%*	*133.7%*	*-41.9%*	*434.6%*
Income available for common shareholders	$ 6.7	$ (7.5)	$ (11.0)	$ 9.5	$ (2.3)	$ 35.2
Total throughput in therms[5],[6]	266.9	194.9	275.0	530.5	1,267.3	1,014.7
year-over-year change	*-13.5%*	*19.9%*	*113.8%*	*133.3%*	*53.2%*	280.2%
Residential[5],[6]	97.8	47.6	32.8	173.3	351.5	437.7
Commercial and industrial[5],[6]	58.5	21.5	22.8	87.8	190.6	177.1
Interruptible[5],[6]	6.3	7.0	7.5	19.3	40.1	23.7
Interdepartmental[5],[6]	4.5	4.4	8.9	9.8	27.6	5.0
Transport[5],[6]	99.8	114.4	203.0	240.3	657.5	371.2
Notes:						
[3]External transition costs associated with the integration of MGUC and MERC	$ 4.1	$ 4.1	$ 2.3	$ 1.3	$ 11.8	$ 0.5
[4]External costs to achieve allocated (related to the merger with PEC)	N/A	N/A	N/A	N/A	N/A	$ 2.0
[5]Throughput in therms related to MGUC and MERC						
Residential	N/A	17.6	17.8	99.1	134.5	161.3
Commercial and industrial	N/A	7.8	10.8	47.5	66.1	82.9
Interruptible	N/A	-	2.9	12.7	15.6	17.5
Transport	N/A	40.7	135.1	149.4	325.2	147.8
Total	N/A	66.1	166.6	308.7	541.4	409.5
[6]Throughput in therms related to Peoples Gas and North Shore Gas - Total (02/21 - 03/31)						
Residential	N/A	N/A	N/A	N/A	N/A	164.2
Commercial and industrial	N/A	N/A	N/A	N/A	N/A	32.9
Interruptible	N/A	N/A	N/A	N/A	N/A	-
Transport	N/A	N/A	N/A	N/A	N/A	116.5
Total	N/A	N/A	N/A	N/A	N/A	313.6

Integrys Energy Group
Supplemental Quarterly Financial Highlights
(millions, except per share amounts and Integrys Energy Services natural gas sales volumes)

	2006					2007
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr
Nonregulated Segment - Integrys Energy Services						
Nonregulated revenues	$ 1,557.8	$ 1,130.3	$ 1,161.0	$ 1,310.0	$ 5,159.1	$ 1,684.7
year-over-year change	*48.5%*	*14.0%*	*-14.6%*	*-31.6%*	*-2.9%*	*8.1%*
Nonregulated cost of fuel, natural gas, and purchased power	1,478.4	1,076.0	1,139.2	1,284.4	4,978.0	1,576.0
Margins	79.4	54.3	21.8	25.6	181.1	108.7
year-over-year change	*90.4%*	*67.6%*	*-53.2%*	*-45.9%*	*7.8%*	*36.9%*
Margins/Revenues	*5.1%*	*4.8%*	*1.9%*	*2.0%*	*3.5%*	*6.5%*
Margin Detail:						
- Electric and other margin	41.1	40.4	(9.4)	(11.3)	60.8	72.3
- Natural gas margin	38.3	13.9	31.2	36.9	120.3	36.4
	79.4	54.3	21.8	25.6	181.1	108.7
Operating and maintenance expense[7]	20.5	16.5	16.4	27.1	80.5	31.6
Depreciation and amortization	2.4	2.6	2.7	2.7	10.4	2.8
Taxes other than income	2.3	1.4	1.5	2.1	7.3	2.7
Operating Income	54.2	33.8	1.2	(6.3)	82.9	71.6
year-over-year change	*180.8%*	*363.0%*	*-93.9%*	*N/M[1]*	*32.6%*	*32.1%*
Income available for common shareholders	$ 37.1	$ 13.4	$ 21.1	$ 0.7	$ 72.3	$ 79.7
Gross Volumes (includes transactions both physically and financially settled)[8]						
- Wholesale electric sales volumes in kilowatt-hours	13,345.7	12,206.6	15,476.7	17,765.9	58,794.9	26,070.7
- Retail electric sales volumes in kilowatt-hours	1,139.1	1,304.8	1,989.7	2,120.5	6,554.1	2,486.9
- Wholesale natural gas sales volumes in billion cubic feet	106.4	87.7	100.7	107.4	402.2	112.0
- Retail natural gas sales volumes in billion cubic feet	73.7	78.4	76.7	85.7	314.5	111.9
Physical Volumes (includes only transactions settled physically)[8]						
- Wholesale electric sales volumes in kilowatt-hours	264.7	200.2	207.7	295.6	968.2	715.4
- Retail electric sales volumes in kilowatt-hours	931.6	1,035.2	1,266.0	1,332.8	4,565.6	2,439.5
- Wholesale natural gas sales volumes in billion cubic feet	100.9	81.9	95.9	94.8	373.5	97.6
- Retail natural gas sales volumes in billion cubic feet	69.5	61.8	61.2	71.5	264.0	91.6
Notes:						
[7]External costs to achieve allocated (related to the merger with PEC)	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	$ 2.0
[8]Gross Volumes from nonregulated marketing operations of Peoples Energy						
- Wholesale electric sales volumes in kilowatt-hours	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	-
- Retail electric sales volumes in kilowatt-hours	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	507.6
- Wholesale natural gas sales volumes in billion cubic feet	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	5.1
- Retail natural gas sales volumes in billion cubic feet	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	6.8
[8]Physical Volumes from nonregulated marketing operations of Peoples Energy						
- Wholesale electric sales volumes in kilowatt-hours	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	-
- Retail electric sales volumes in kilowatt-hours	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	507.6
- Wholesale natural gas sales volumes in billion cubic feet	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	4.9
- Retail natural gas sales volumes in billion cubic feet	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	6.8
Nonregulated Segment - Holding Company and Other						
American Transmission Company (ATC)						
Equity contributions to ATC related to the Wausau, WI to Duluth MN, transmission line	$ 16.1	$ 6.3	$ -	$ -	$ 22.4	$ 12.0
Other equity contributions to ATC	4.5	4.7	4.9	-	14.1	-
Percent ownership interest in ATC	*32.8%*	*32.7%*	*31.6%*	*30.7%*	*30.7%*	*31.3%*
After-tax equity earnings recognized from the investment in ATC	5.3	5.9	6.1	6.1	23.4	7.1
Income available for common shareholders[9]	$ 0.8	$ 5.6	$ (1.6)	$ (4.5)	$ 0.3	$ -
[9]External costs to achieve allocated (related to the merger with PEC)	*N/A*	*N/A*	$ *0.5*	$ *1.6*	*N/A*	$ (7.8)

Integrys Energy Group
Supplemental Quarterly Financial Highlights
(millions, except per share amounts and Integrys Energy Services natural gas sales volumes)

	2006 1st Qtr	2006 2nd Qtr	2006 3rd Qtr	2006 4th Qtr	2006 Year Ended	2007 1st Qtr
Other information:						
Heating and Cooling Degree Days - WPSC						
Heating Degree Days - Actual	3,322	779	244	2,440	6,785	3,552
year-over-year change	*-11.1%*	*-11.7%*	*114.0%*	*-8.6%*	*-8.3%*	*6.9%*
compared with normal	*-10.3%*	*-21.6%*	*3.4%*	*-10.6%*	*-11.5%*	*-3.9%*
Heating Degree Days - Normal	3,705	994	236	2,728	7,663	3,696
Cooling Degree Days - Actual	-	123	395	3	521	-
year-over-year change	*N/M[1]*	*-40.6%*	*-3.9%*	*-90.3%*	*-19.7%*	*N/M[1]*
compared with normal	*N/M[1]*	*-4.7%*	*14.8%*	*N/M[1]*	*10.1%*	*N/M[1]*
Cooling Degree Days - Normal	-	129	344	-	473	-
Heating Degree Days - MGUC						
Heating Degree Days - Actual	*N/A*	668	162	2,093	2,923	3,141
Heating Degree Days - Normal	*N/A*	886	227	2,282	3,395	3,203
compared with normal	*N/A*	*-24.6%*	*-28.6%*	*-8.3%*	*-13.9%*	*-2.0%*
Heating Degree Days - MERC						
Heating Degree Days - Actual (northern service territory)	*N/A*	*N/A*	169	3,033	3,202	4,248
Heating Degree Days - Normal (northern service territory)	*N/A*	*N/A*	259	3,026	3,285	3,962
compared with normal	*N/A*	*N/A*	*-34.7%*	*0.2%*	*-2.5%*	*7.2%*
Heating Degree Days - Actual (southern service territory)	*N/A*	*N/A*	378	3,213	3,591	4,441
Heating Degree Days - Normal (southern service territory)	*N/A*	*N/A*	480	3,563	4,043	4,590
compared with normal	*N/A*	*N/A*	*-21.3%*	*-9.8%*	*-11.2%*	*-3.2%*
Heating Degree Days - Peoples Gas Light & Coke						
Heating Degree Days - Actual (for period from 02/21 - 03/31)	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	925
Heating Degree Days - Normal (for period from 02/21 - 03/31)	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	1,085
compared with normal	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	*-14.7%*
Heating Degree Days - North Shore Gas						
Heating Degree Days - Actual (for period from 02/21 - 03/31)	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	925
Heating Degree Days - Normal (for period from 02/21 - 03/31)	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	1,085
compared with normal	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	*-14.7%*
Diluted Earnings per Share Impact - favorable/(unfavorable) - WPSC						
Heating compared with prior year						
Electric impact	$ (0.03)	$ (0.01)	$ -	$ (0.01)	$ (0.05)	$ 0.01
Gas impact	(0.05)	(0.02)	0.02	(0.02)	(0.07)	0.02
Heating compared with normal						
Electric impact	(0.03)	(0.02)	-	(0.02)	(0.07)	(0.01)
Gas impact	(0.05)	(0.04)	-	(0.04)	(0.13)	(0.02)
Cooling compared with prior year						
Electric impact	-	(0.11)	(0.02)	(0.02)	(0.15)	-
Gas Impact	-	-	-	-	-	-
Cooling compared with normal						
Electric impact	-	(0.02)	0.04	-	0.02	-
Gas impact	-	-	-	-	-	-
Diluted Earnings per Share Impact - favorable/(unfavorable) - MGUC						
Heating compared with normal - gas impact	*N/A*	$ (0.01)	$ -	$ (0.01)	(0.02)	-
Diluted Earnings per Share Impact - favorable/(unfavorable) - MERC						
Heating compared with normal - gas impact	*N/A*	*N/A*	$ (0.01)	$ (0.02)	$ (0.03)	0.01
Diluted Earnings per Share Impact - favorable/(unfavorable) - Peoples Gas Light & Coke						
Heating compared with normal - gas impact (for period from 02/21 - 03/31)	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	(0.04)
Diluted Earnings per Share Impact - favorable/(unfavorable) - North Shore Gas						
Heating compared with normal - gas impact (for period from 02/21 - 03/31)	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*	(0.01)

Notes:

[10] Note that UPPCO weather information was not included in the above table as it did not have a significant impact on financial results

Integrys Energy Group
Supplemental Quarterly Financial Highlights
(millions, except per share amounts and Integrys Energy Services natural gas sales volumes)

		2006					2007
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended		1st Qtr
Other information:							
Capital Expenditures							
Weston 4	$ 35.2	$ 41.7	$ 44.0	$ 26.0	$ 146.9		$ 21.0
Other regulated utility expenditures (excluding PEC companies)	28.7	45.3	54.9	60.7	189.6		28.9
Nonregulated (excluding PEC companies)	1.1	2.2	2.2	-	5.5		1.1
PEC	N/A	N/A	N/A	N/A	N/A		6.6
Impact of Synthetic Fuel Activities on Results of Operations							
Nonregulated revenue:							
Mark-to-market gains (losses) on 2006 oil options	$ 6.0	$ 11.7	$ (15.8)	$ (5.9)	(4.0)		$ -
Net realized gains on 2006 oil options	2.0	-	-	0.1	2.1		-
Mark-to-market gains (losses) on 2007 oil options	2.4	2.6	(2.2)	(3.3)	(0.5)		1.0
Miscellaneous income							
Operating losses - synthetic fuel facility	(4.7)	(8.2)	(5.7)	(5.3)	(23.9)		(4.6)
Variable payments recognized	0.9	1.0	1.3	-	3.2		0.1
Royalty income recognized	-	-	-	-	-		0.1
Deferred gain recognized	0.6	0.5	0.6	0.6	2.3		0.6
Interest recognized on fixed note receivable	0.3	0.2	0.2	0.2	0.9		0.1
Minority Interest	1.2	1.2	1.4	-	3.8		0.1
Income (loss) before taxes and tax credits related to synthetic fuel activities	8.7	9.0	(20.2)	(13.6)	(16.1)		(2.6)
Estimated provision (benefit) for income taxes (40%)	3.5	3.6	(8.1)	(5.4)	(6.4)		1.0
Income (loss) before tax credits related to synthetic fuel activities	5.2	5.4	(12.1)	(8.2)	(9.7)		(1.6)
Section 29/45K federal tax credits recognized	4.5	3.1	12.4	9.5	29.5		20.6
Total impact on income available for common shareholders	$ 9.7	$ 8.5	$ 0.3	$ 1.3	$ 19.8		$ 19.0
Statistics from the Oil and Gas Production Segment							
Earnings realized by the oil and gas segment (most recorded as discontinued operations)	N/A	N/A	N/A	N/A	N/A		$ 8.0
Total production - gas equivalent (Mmcfe)[11]	N/A	N/A	N/A	N/A	N/A		2,768.0
Daily average gas production (MMcfd)	N/A	N/A	N/A	N/A	N/A		64.4
Daily average oil production (MBd)	N/A	N/A	N/A	N/A	N/A		1.4
Daily average production - gas equivalent (MMcfed)[11]	N/A	N/A	N/A	N/A	N/A		72.9
Gas production as a percentage of total production	N/A	N/A	N/A	N/A	N/A		88%
Gas average sales price ($/Mcf)	N/A	N/A	N/A	N/A	N/A		$ 6.9
Oil average sales price ($/Bbl)	N/A	N/A	N/A	N/A	N/A		$ 48.0

Notes:

[11] Oil production is converted to gas equivalents based on a conversion of six Mcf of gas per barrel of oil